Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors
Western Sizzlin Corporation:

            We consent to the incorporation by reference in Registration Statement No. 33-92196 on Form S-8 of Western Sizzlin Corporation (formerly Austins Steaks & Saloon, Inc.) of our report dated March 12, 2004, except as to note 4, which is as of March 29, 2004 and note 13, which is as of March 16, 2004, with respect to the consolidated balance sheets of Western Sizzlin Corporation (formerly Austins Steaks & Saloon, Inc.) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003, which report is included in the December 31, 2003 Annual Report on Form 10-K of Western Sizzlin Corporation. Our report refers to a change in the method of accounting for goodwill.

/s/KPMG LLP

Roanoke, Virginia
March 30, 2004